

December 17, 2012

Via E-mail
Mr. Ken Seipel
President and Chief Operating Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

> **Re:** **The Wet Seal, Inc**
> **Form 10-K for Fiscal Year Ended**
> **January 28, 2012**
> **Filed March 26, 2012**
> **File No. 000-18632**

Dear Mr. Seipel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Quarterly Period Ended October 27, 2012

Financial Statements

Note 1 – Significant Accounting Polices

Long-lived Assets, page 8

1. We note you recognized impairment charges related to store assets during each quarter in the current fiscal year. Please provide us with, and confirm in future filings you will include, the following information on how you tested the long-lived assets for recoverability:
   - Clarify what you consider an asset group (e.g. individual store)

- Clarify how many asset groups were tested for impairment during the current quarter
- Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value)

For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Income Taxes, page 9

2. We note you have presented approximately $62 million in deferred tax assets at October 27, 2012. It also appears to us that you have not recorded a valuation allowance for such assets. Considering you have experienced losses for each quarter this fiscal year, please provide us with a detailed analysis of FASB ASC 740-10-30, including all the evidence you considered in determining that it was more likely than not you would be able to realize the benefits of substantially all of your deferred tax assets. In your response, please clarify for us how the forecasts used in your analysis at January 28, 2012 compared to your actual results for the year to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raj Rajan, Senior Staff Accountant at 202-551-3388 or Brian K. Bhandari, Branch Chief at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining